Invest in Parlay Cafe

Technology Retail Food Cafe B2B

Cyber Cafe Franchise with Members Only Co-Working Lounge (Social Distancing)

PARLAY.CAFE TEMECULA CALIFORNIA


parlay café
WORK | MEET | RELAX



I came up with the idea 30 years ago when I started my first "traveling" job. While coffee shops and co-working spaces have evolved, home-based workers still needed a better place to work, meet and relax.

Don Mastrangelo Founder | CEO @ Parlay Cafe

Why you may want to invest in us...

1. A "Haven" for over 49 Million Home-Based Workers Who Need an Escape from the Home Office
2. Members-Only Lounge Designed for Social Distancing with Safe, Luxurious Spaces to Work or Relax
3. Three Revenue Streams Include Food & Beverage; Membership & Day Passes; and Conference Room Rental
4. Proof of Concept launched in Temecula, CA in 2019. Broke-even in 5 months.
5. Fast Growth Franchise Projected to Open 1,000 Locations in 10 Years or less.
6. Unique Concept is Positioned to Thrive in the "New Normal"
7. Founder has Previous Successful Exits resulting in excellent returns for investors.

Why investors ❤ us

WE'VE RAISED $53,609 SINCE OUR FOUNDING

I have known Don Mastrangelo for many years and have witnessed his success in several of his previous ventures. I was at Parlay Cafe for the grand opening of the proof-of-concept location in Temecula, California and immediately saw tremendous potential for the concept. I have been involved with fast growth franchise systems for years - franchising is the perfect model for Parlay Cafe to grow quickly and create brand awareness in the post-pandemic environment.

Daniel Greene CEO - Daniel E Greene CPA PC

LEAD INVESTOR | INVESTING $5,000 THIS ROUND



Looks like a great communal workspace franchise!

David J. Cornell



I work from home and realize the need for such a service.

Maud Dzimiri

Interested in Startups

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Don Mastrangelo

Founder | CEO

Successful exits from previous technology ventures providing significant return for investors

Irene Hyder

Downloads

- Parlay Cafe Pitch Deck-WeFunder 04082020 .pdf
- Parlay Cafe Business Plan WeFunder.pdf
- Parlay Cafe Executive Summary.pdf
- Parlay Cafe Bios.pdf
- Parlay Cafe Pro Forma WeFunder 1 .pdf

The Covid-19 Pandemic Will Pass, But Working From Home is Here to Stay....

Millions of companies had already been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home, and the Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices.

The Parlay Cafe concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. Our franchisees will be providing a much needed haven for these new home based workers:


LOBBY
COFFEE BAR
MAIL ROOM
MEMBERS LOUNGE
BREAKROOM
RESTROOM
VESTIBULE
RESTROOM
DATA

The lobby is open to the public, but you must be a Member or purchase a Day Pass to access the Members Lounge!

30 Years Ago...

I was 26 and got my first "traveling" job. It was a great job, but the travel was brutal! I would get on a plane every Sunday night, then get home late the next Friday. The upside was frequent flyer points and upgrades - I especially loved having access to the VIP lounge at the airport. I often thought "Why doesn't somebody build a network of coffee shops for people like us? With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids..."


parlay café
WORK | MEET | RELAX

Home-Based Workers Need a Better Place to Work, Meet & Relax!

I'm a serial entrepreneur - over the past three decades I have built and sold several businesses. After my last successful technology exit, I decided it was time to bring this amazing concept to the world. Our proof-of-concept location is in Temecula, California - It's a hit - and achieved break-even in five months with happy, repeat paying customers eager to see us open more locations. We're on to something BIG here - we hope that Temecula is the first of 1,000 company owned and franchised locations, although that cannot be guaranteed.



The Members Lounge offers phone booths, super high speed and secure wi-fi, day use lockers, and private restrooms - all secluded from the grinders, blenders and other distractions in the lobby.

Its a Hit!

Everyone who walks in is blown away. We get new Members and inquiries from potential franchisees every week! Now we are ready to open 4-5 new company stores and complete the franchising process.



How is Parlay Cafe Different than WeWork or Regus?

Most shared-workspace offerings are very large operations located in industrial or office buildings and "feel" like an office. Parlay Cafe outlets are located in malls and neighborhood retail centers and "feel" like an airport lounge with an upscale coffee shop. In a typical metro area a competitor may open one 15,000 - 60,000 sf outlet, where Parlay Cafe would strategically open multiple 2,500 sf outlets in the same market. We are the alternative to the local coffee shop for those who are willing to pay a premium for a better experience. A member can drop in to any location at any time, similar to a chain gym membership.


we
Regus
(1) WeWork, (2) Regus, (12) Parlay Cafe:
• Same Overall Size & Overhead
• Which Would You Join?
• Out & About - Where Would You Stop?
Regus

Why Franchising?

•Both company owned and franchised units are required to build our brand quickly
•Many prospective Franchisees are not excited about burgers and sandwiches -they are looking for a business they can enjoy building
•Strategically placed company owned units will spark interest and help sell franchises in each market
• A portion of royalties are dedicated to marketing and building our brand.



Three Equal Revenue Streams:

- Food & Beverage

- Day Passes & Membership

- Conference Room Rental


parlay café

Expected Impact of Covid-19 Pandemic:

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. We have just finished a minor remodel to allow Social Distancing throughout the Members Lounge. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.


parlay café
WORK / MEET / GATHER
CONFERENCE & MEETING ROOMS

Investor Q&A

– COLLAPSE ALL

What does your company do?

Parlay Cafe is a haven for people who are stuck between co-working and a coffee shop. With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids...

Where will your company be in 5 years?

We hope to have an acquisition, merger or IPO within 3-5 years during our aggressive growth toward our target of 1,000 locations, although this cannot be guaranteed.

Why did you choose this idea?

I came up with the idea 30 years ago when I started my first "traveling" job. While coffee shops and co-working spaces have evolved, home-based workers still needed a better place to work, meet and relax.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Co-Working - currently there is a lot of buzz about co-working, especially with WeWork's recent IPO drama. Large co-working spaces like these have a barrier to entry of about $300.00 per month, and cater to people who need or want a place to work from "full-time". Parlay Cafe caters to a more casual user and to those who want access to our Members Lounge for a premium environment. For every co-working prospect there are dozens of potential Parlay Cafe members! Coffee Shops - we welcome retail customers, but once inside patrons are exposed to our premium offerings.

How far along are you? What's your biggest obstacle?

Our proof-of-concept location is in Temecula - It's a hit - and achieved break-even in five months with happy, repeat paying customers eager to see us open more locations. We're on to something BIG here - Temecula is the first of 1,000* planned locations, and we are about to start selling franchises. Our biggest obstacle was getting landlords to understand our concept and why the should want to have a Parlay Cafe in their retail center. Now that our proof-of-concept location is thriving, landlords are embracing the concept. With the expected fallout of retail space due to Covid-19 Pandemic landlords will be looking for solid new concepts as tenants.

*These are forward-looking projections and cannot be guaranteed

Who competes with you? What do you understand that they don't?

There is no direct competitor for our concept. Parlay Cafe can be compared to a coffee shop or a co-working space, but it is very different from either.

How will you make money?

Three Balanced Revenue Streams, any of which could sustain an operation, but when combined and contributing to a single overhead has much more profit potential: Day Pass & Membership Fees (33%) Conference & Meeting Rooms (33%) Food & Beverage Revenue (34%)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Parlay Cafe is a first-mover opportunity. We need to grow and build our brand quickly to become an acquisition target for the big brands rather than have them attempt to duplicate our concept.

Covid-19 Pandemic: While we are optimistic that our concept will thrive in the aftermath of this pandemic, there may be factors not yet known or realized that could have a negative impact.

What is the Expected Impact of the Covid-19 Pandemic on Parlay Cafe?

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. In March 2020 49 Million workers suddenly were forced to transition to a "work from home" environment. We have just finished a minor remodel to allow Social Distancing throughout the Members Lounge. Millions of companies had been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home. The concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. The Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.

Financials

Parlay Cafe has financial statements ending February 24 2020. Our cash in hand is $47,842, as of April 2020. Over the three months prior, revenues averaged $13,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $11,000/month.

At a Glance

February 3 to December 31



$0
Revenue



$0
Net Profit


IOU!

$0
Short Term Debt



$0
Raised in 2020



$47,842
Cash on Hand
As of 04/19/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Parlay Cafe is a haven for people who are stuck between co-working and a coffee shop. With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids...

We hope to have an acquisition, merger or IPO within 3-5 years during our aggressive growth toward our target of 1,000 locations, although this cannot be guaranteed.

Milestones

Parlay, Inc. was incorporated in the State of California in February 2020.

Since then, we have:

- Proof of Concept launched in Temecula, CA in 2019 (under the subsidiary entity). Broke-even in 5 months.
- Fast Growth Franchise Projected (but not guaranteed) to Open 1,000 in 10 Years or less.

- Unique Concept is Positioned to Thrive (but not guaranteed) During Covid-19 Recovery

- Founder has Previous Successful Exits resulting in excellent returns for investors.

Historical Results of Operations

Our company was organized in February 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended February 24, 2020, the Company had revenues of $0.

- *Assets.* As of February 24, 2020, the Company had total assets of $152,537, including $152,537 in cash.

- *Net Income.* The Company has had net income of $0 for 2020.

- *Liabilities.* The Company's liabilties totaled $0 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Parlay, Inc. cash in hand is $2250,000, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 3 months.

In the last three months, DRM Ventures, Inc.'s (Parlay Inc.'s subsidiary) revenues have averaged $13,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $11,000/month, for an average burn rate of $0 per month.

Over the last three months, revenues have averaged $13,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $11,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 3 months.

We have reached break-even for our proof-of-concept store and are now focusing on profitability and franchising.

To date we have relied on funding from the founder to open the first location and prove the concept. We have achieved break-even, so now we are focused on building revenue at the original location while also scouting 4-5 more company owned locations and completing our franchise offering.

Parlay Inc. is the franchisor with one subsidiary, DRM Ventures, Inc. which owns one physical location. Our intent is to open Parlay Inc. to 4-5 more Company stores, with the first one being opened 90 days after this completion of this Offering, which is when we expect to generate revenues.

Parlay Inc. plans to generate revenue through sales of franchise licenses and collection of royalties from the franchisees. We hope to generate $105,000 in revenue within 6 months of the completion of the Offering, through 3 executed franchise agreement. We also believe we'll incur approximately $104,000 in expenses during this time. We expect to need a minimum of $50,000 to generate revenue.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	0%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

Parlay Inc. Audited Financials.pdf

Risks

1. This is a "first-mover" opportunity. While we own our trademarks and are the visionaries who developed this concept, there is no guarantee others would not mimic our concept.

2. Our proof-of-concept location has done very well. Subsequent locations may perform better or worse than our prototype--there is no way to guarantee that past success will guarantee future success.

3. We do not yet know the exact mix of company owned vs. franchise locations that will be opened and how that mix will affect performance.

4. While we believe our concept will thrive in any market, it may perform better in some markets than others. Market demands may also shift over time.

5. Because this is a new concept we do not yet know how economic swings (up or down) will affect sales at our locations. There may be factors outside of control (like COVID-19) that negatively affect revenues.

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. The COVID-19 pandemic can go on longer than expected and thus inhibit our ability to generate from revenues from memberships.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rachel Mastrangelo	Vice President @ DRM Ventures, Inc.	2020
Donald Mastrangelo	CEO @ DRM Ventures, Inc.	2020
Hal Hayden	Investor @ Trinity Ventures	2020

Officers

OFFICER	TITLE	JOINED
Rachel Mastrangelo	Vice President Secretary	2020
Donald Mastrangelo	President CEO CFO Treasurer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Rachel Mastrangelo	110,000 Common	46.8%
Donald Mastrangelo	110,000 Common	46.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$47,959	SAFE
	$0	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	92.5% toward development of our Franchising Program. 7.5% toward Wefunder intermediary fee.

$1,070,000	15% toward development of Franchising Program; 62.5% toward opening four new company owned locations at a cost of $200,000 each; 15% sales and marketing expense. 7.5% toward Wefunder intermediary fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	1,000,000	235,250	Yes

The Funding Portal

Parlay Cafe is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.